UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,

Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Notice and Proxy Statement of 2017 Annual General Meeting of the Shareholders

Kitov Pharma Ltd. (the “Company” or the “Registrant”) is announcing that it has published a Notice of 2018 Annual General Meeting of the Shareholders of the Company to be held at the Company’s executive offices at One Azrieli Center, Round Tower, 19th Floor, Tel Aviv, Israel on Wednesday, December 19, 2018, at 4:30 p.m. local Israeli time. The Notice of 2018 Annual General Meeting of Shareholders is attached to this Form 6-K as Exhibit 99.1. The Company will also publish the Notice of 2018 Annual General Meeting of Shareholders on our corporate website at http://kitovpharma.investorroom.com/Shareholder-Meetings.

The Company has also published the Proxy Statement in connection with the 2018 Annual General Meeting of Shareholders, which is being furnished hereby to the SEC, and is attached hereto as Exhibit 99.2.

BNY Mellon, the Depositary of the Company’s American Depositary Shares (“ADSs”) program will distribute a form of the Voting Instruction Form for holders of the Company’s ADSs, which will be distributed to holders of the Company’s ADSs by BNY Mellon, and a copy of which is attached hereto as Exhibit 99.3.

This report on Form 6-K, including the Notice of 2018 Annual General Meeting of the Shareholders of the Company and the Proxy Statement, will also be submitted to the Israeli Securities Authority and Tel Aviv Stock Exchange, and available on their respective websites for listed company reports: www.magna.isa.gov.il and www.maya.tase.co.il, and will also be made available on the Company’s corporate website at http://kitovpharma.investorroom.com/Shareholder-Meetings.

Information contained on, or that can be accessed through, the Company’s website does not constitute a part of this Form 6-K, nor does it form part of the proxy solicitation materials in connection with the 2018 Annual General Meeting of Shareholders. The Company has included its website address in this Form 6-K solely as an inactive textual reference. The Company intends to post on its website any materials in connection with the Meeting required to be posted on such website under applicable corporate or securities laws and regulations.

This report on Form 6-K of the Registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibits

99.1	Notice of 2018 Annual General Meeting of Shareholders

99.2	Proxy Statement for 2018 Annual General Meeting of the Shareholders of Kitov Pharma Ltd., including Voting Slip for holders of Ordinary Shares

99.3	BNY Mellon Voting Instruction Form for holders of American Depositary Shares

This Form 6-K, including the exhibits attached hereto, are all hereby incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), and the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

November 9, 2018	By:	/s/ Gil Efron
Gil Efron
CFO and Deputy CEO

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